Exhibit 12.1

BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands except ratio amounts)

	DLJ Brand Holdings, Inc. (Predecessor)				Brand Intermediate Holdings, Inc.
			January 1, 2002		October 17, 2002
	Year Ended		through		through	Year Ended
	December 31, 2001		October 16, 2002		December 31, 2002	December 31, 2003
EARNINGS:
Pretax income (loss)	$563		$9,753		$(2,961)	$(8,062)
Fixed charges	31,049		22,890		7,369	33,740

Earnings	31,612		32,643		4,408	25,678

FIXED CHARGES:
Interest expense	22,750		15,525		7,105	32,718
Interest portion of rental expense	991		789		264	1,022
Accretion of preferred stock dividends of subsidiary	7,308		6,576		—	—

Total fixed charges	$31,049		$22,890		$7,369	$33,740

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.0	x	1.4	x	See footnote (1)	See footnote (1)

(1)	For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the period from October 17, 2002 through December 31, 2002, and for the year ended December 31, 2003, was $2,961 and $8,062, respectively.